SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            INDUSTRIAL MINERALS, INC.
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                               (Name of Issuer)

                    Common Stock, $.0001 par value per share
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                        (Title of Class of Securities)

                                    456261106
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                                 (CUSIP Number)

                                   John Melnyk
                       One Dundas Street West, Suite 2500
                        Toronto, Ontario, Canada M5G 1Z3
                                 (416) 999-3188
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  January 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.456261106
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      John Melnyk
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
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                  7     SOLE VOTING POWER

                        John Melnyk - 25,000
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            400,000 through Murphy's Investment Corp.
                        1,497,500 through Olympic View Investments, Inc.
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               John Melnyk - 25,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        400,000 through Murphy's Investment Corp.
                        1,497,500 through Olympic View Investments, Inc.
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Directly - 25,000
      Indirectly - 400,000 through Murphy's Investment Corp.
                   1,497,500 through Olympic View Investments, Inc.
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Directly - .06%
      Indirectly - 5.2%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 456261106

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

     Common Stock, $.0001 par value per share

     Industrial Minerals, Inc.
     One Dundas Street West, Suite 2500
     Toronto, Ontario, Canada M5G 1Z3

ITEM 2. IDENTITY AND BACKGROUND

     (a) John Melnyk

     (b) One Dundas Street West, Suite 2500, Toronto, Ontario, Canada M5G 1Z3

     (c) John Melnyk, is Chief Financial Officer, Secretary, Treasurer and Director of Industrial Minerals, Inc.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     John Melnyk beneficially received 425,000 restricted shares of Company as a result of the Share Exchange Agreement with shareholders of Industrial Minerals, Inc. (includes 400,000 shares owned by Murphy's Investment Corp. - beneficially John Melnyk through his wife). Olympic View Investments, Inc. received 1,497,500 shares upon the merger of Industrial Minerals, Inc. into PNW Capital, Inc. Olympic View Investments, Inc. is owned by John Melnyk's wife.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities pursuant to the Plan and Agreement of Reorganization and Merger Agreement by and between PNW Capital, Inc. and Industrial Minerals, Inc. (IMI) and its shareholders. There are plans known to the Reporting Person which would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, pursuant to the Merger Agreement with IMI;

     (b) A merger and reorganization whereby PNW Capital, Inc. acquired control of Industrial Minerals, Inc. (IMI) (a Nevada corporation) and the shareholders of IMI acquired control of PNW Capital, Inc. and completed a merger;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) A complete change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board:

     New Directors: Edward V. Verby, John Melnyk, Stephen W. Weathers and two others to be determined.

CUSIP No.  456261106

     (e) Present capitalization of the Issuer would change through issuance of 31,511,700 common shares under the Plan and Agreement of Reorganization and 1,497,500 common shares under the Merger Agreement;

     (f) The Issuer has acquired IMI (a Nevada corporation) as a subsidiary and merged it with the Issuer, and has adopted the business plan of IMI - i.e. to develop a graphite mine in Canada;

     (g) No changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person are anticipated;

     (h) There are no plans to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) There are no plans to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above - none.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned
          (directly and indirectly):                      1,922,500
         Percent of outstanding shares owned:             5.26%

     (b) Sole Power of voting for Reporting Person:       25,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                    1,497,500 shares
                                                          received pursuant to
                                                          the merger

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities, except, Reporting Persons Wife through Murphy's Investment Corporation and Olympic View Investments, Inc.

     (e)  Not applicable.

CUSIP No.  456261106


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Plan and Agreement of Reorganization provided for understandings between PNW Capital, Inc. and Industrial Minerals, Inc. (IMI) and its shareholders for a share exchange whereby IMI was acquired as a wholly owned subsidiary of PNW Capital, Inc.

     Mr. Melynk beneficially received 1,497,500 (through Olympic View Investments, Inc.) shares upon the completion of the merger between PNW Capital, Inc. and Industrial Minerals, Inc., a Nevada corporation, pursuant to the merger agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     10.1 Plan and Agreement of Reorganization

     10.2 Certificate of Ownership and Merger


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: May 30, 2002                                    John Melnyk

                                                  by:/s/John Melnyk
                                                       John Melnyk







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